FILE No. 823437


CORFICOLOMBIANA S.A.


CORFIVALLE
Una marca Corficolombiana

Nit 890.300.653-6

RECEIVED
2006 SEP 15 A 8:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, September 06, 2006


06016856

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. The General Assembly Meeting of Common Shareholders and Non-Profit Preferred Shareholders of 25th August, 2006, meeting approved the profit distribution project in cash, and the equity revaluation capitalization account project, detailed below.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

Amalia Correa Young
Vicepresident

FILE No. 82-3437



CORFICOLOMBIANA S.A.



CORFIVALLE
Una marca Corficolombiana

Nit 890.300.653-6

Cali, September 06, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. The General Assembly Meeting of Common Shareholders and Non-Profit Preferred Shareholders of 25th August, 2006, meeting approved the profit distribution project in cash, and the equity revaluation capitalization account project, detailed below.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident



CORFICOLOMBIANA S.A.
Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

EVENTUAL INFORMATION

DIVIDENDS IN CASH

Profit befote tax		$ 126.985.345.692,36
Less: tax provisions		$ 12.458.530.000,00
Profit after tax		$ 114.526.815.692,36
To release reserve for future distributions :		$ 58.513.055.611,56
To release reserves for investment valuation (untaxed 2004) :		$ 15.747.489.676,43
Profit at the disposal of the Assembly :		**$ 188.787.360.980,35**
Reserve on investment valuation Dic 2336 /95	$ 16.851.414.066,44	
Reserve for future distribution	$ 69.672.413.974,91	
Dividend in cash of Col.Ps 699 per share over 146,299,761 (137.000.767 common shares and 9.298.994 non-voting preferred dividend shares) subscribed and paid in shares as of June 30 de 2006. This dividend shall be paid in six monthly allotments, within the first five days of each month, from October 1, 2006.	**$ 102.263.532.939,00**	
EQUAL AMOUNTS	**$ 188.787.360.980,35**	**$ 188.787.360.980,35**

Colombian pesos

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com – www.corfivalle.com



CORFICOLOMBIANA S.A.

Nit 890.300.653-6


CORFIVALLE
Una marca Corficolombiana

EQUITY REVALUATION CAPITALIZATION

Revalorización del Patrimonio		**$ 81.036.840.269,22**
Dividends to be distributed in shares, for equity revaluation capitalization, with a par value of Col.Ps 10.00, at a ratio of 1 common share per 19 common shares of Corporacion Financiera Colombiana, and 1 preferred share per 19 preferred shares of Corporacion Financiera Colombiana, which are held by the shareholders as of August 25, 2006. The Corporation shall issue the number of shares necessary for such purpose. Both for the common shares and preferred shares, the unit value of the shares to be submitted is Col.Ps 10.128.67 of which Col.Ps 10.00 are recorded on the equity account and Col.Ps 10.118.67 on the reserve for share placement premium account.	$ 77.990.622.413,95	
Surplus to reimburse the equity revaluation account	$ 3.046.217.855,27	
EQUAL AMOUNTS	**$ 81.036.840.269,22**	**$ 81.036.840.269,22**

Colombian pesos

NOTE: In case there if a fraction in favor of a shareholder, he can trade it with another shareholder, so that one of them has the right to receive one whole share. The shareholders may exercise this right until September 8, 2006.

The shares resulting from the capitalization will be delivered to the shareholders since September 14, 2006.

Any untraded fraction will return to the equity revaluation account.

Common shares and non-voting preferred dividend shares resulting from the capitalization will not be rightful to the dividend in cash of the January – June 2006 period.

The exdividend period for the dividend in cash is:

Beginning date	Final date (Y/M/D)
2006/09/18	2006/10/02
2006/10/18	2006/11/01
2006/11/17	2006/12/01
2006/12/15	2007/01/02
2007/01/18	2007/02/01
2007/02/15	2007/03/01

The exdividend period for the dividend in shares is:

Beginning date	Final date (Y/M/D)
2006/08/31	2006/09/14

The Assembly approved the unmaterialized issuance of the shares resulting from the capitalization of the revaluation account.